UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Reata Pharmaceuticals, Inc.
 (Name of Issuer)

Class A Common Stock, $0.001 par value per share
 (Title of Class of Securities)

75615P103
 (CUSIP Number)

John Bateman
CPMG, Inc.
2000 McKinney Ave, Suite 2125
Dallas, Texas 75201
214-871-6816
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2016**
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This amendment to Schedule 13D amends, supplements and corrects the initial Schedule 13D, filed with the Securities and Exchange Commission on June 6, 2016, in which certain Shares (as defined herein) were inadvertently excluded from the Reporting Persons’ beneficial ownership.

SCHEDULE 13D

CUSIP No: 75615P103	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS.
CPMG, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [X]

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	2,669,926 (1)

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	2,669,926 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,669,926 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.1% (2)

14	TYPE OF REPORTING PERSON:
CO

(1) This amount includes shares of Class B Common Stock that are convertible, on a one-for-one basis, into shares of Class A Common Stock.

(2) This percentage has been calculated in accordance with Rule 13d-3(d)(1)(i)(D) and is based on the sum of the total shares of Class A Common Stock outstanding plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.

SCHEDULE 13D

CUSIP No: 75615P103	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS.
R. KENT MCGAUGHY, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [X]

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7	SOLE VOTING POWER	339,919 (1)

	8	SHARED VOTING POWER	2,725,612 (1)

	9	SOLE DISPOSITIVE POWER	306,702 (1)

	10	SHARED DISPOSITIVE POWER	2,758,829 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,065,531 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.2% (2)

14	TYPE OF REPORTING PERSON:
IN, HC

(1) This amount includes shares of Class B Common Stock that are convertible, on a one-for-one basis, into shares of Class A Common Stock.

(2) This percentage has been calculated in accordance with Rule 13d-3(d)(1)(i)(D) and is based on the sum of the total shares of Class A Common Stock outstanding plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.

SCHEDULE 13D

CUSIP No: 75615P103	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS.
JAMES W. TRAWEEK, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [X]

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7	SOLE VOTING POWER	249,412 (1)

	8	SHARED VOTING POWER	2,755,521 (1)

	9	SOLE DISPOSITIVE POWER	216,195 (1)

	10	SHARED DISPOSITIVE POWER	2,788,738 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,004,933 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.7% (2)

14	TYPE OF REPORTING PERSON:
IN, HC

(1) This amount includes shares of Class B Common Stock that are convertible, on a one-for-one basis, into shares of Class A Common Stock.

(2) This percentage has been calculated in accordance with Rule 13d-3(d)(1)(i)(D) and is based on the sum of the total shares of Class A Common Stock outstanding plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.

SCHEDULE 13D

Page 5 of 9 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended by adding the following:

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Class A Common Stock, $0.001 par value per share (the “Shares”), of Reata Pharmaceuticals, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 2801 Gateway Drive, Suite 150, Irving, TX 75063.  This Amendment No. 3 amends, corrects and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2016, as amended by Amendment No. 1, filed with the SEC on June 28, 2016, and Amendment No. 2, filed with the SEC on July 1, 2016 (collectively, the “Schedule 13D”).  Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.  This Amendment No. 3 amends Items 1, 3 and 5 of the Schedule 13D.  This Amendment No. 3 is being filed to report Shares purchased in the IPO that were inadvertently excluded from the initial Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

In connection with the closing of the Issuer’s IPO on June 1, 2016, CPMG purchased 802,000 Shares at $11.00 per Share, for an aggregate purchase price of $8,822,000. The source of funds for the foregoing purchases was working capital of the CPMG Funds and other investment vehicles managed by CPMG.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following:

(a, b) As of the date of filing of the initial Schedule 13D, CPMG may have been deemed to be the beneficial owner of 2,407,703 Shares (approximately 27.1% of the total number of Shares outstanding).  This amount included 1,172,557 Shares and 1,235,146 Shares obtainable upon conversion of Class B Shares.  These Shares were held for the following accounts:

(A)	160,265 Shares and 307,776 Shares obtainable upon conversion of Class B Shares held for the account of Kestrel Fund;
(B)	252,706 Shares and 12,826 Shares obtainable upon conversion of Class B Shares held for the account of Willet Fund;
(C)	11,076 Shares and 123,279 Shares obtainable upon conversion of Class B Shares held for the account of CD Fund;
(D)	79,035 Shares and 150,186 Shares obtainable upon conversion of Class B Shares held for the account of Mallard Fund;
(E)	333,021 Shares and 638,338 Shares obtainable upon conversion of Class B Shares held for the account of Yellow Warbler;
(F)	134 Shares and 1,490 Shares obtainable upon conversion of Class B Shares held for the account of Redbird Life Sciences Partners;
(G)	53,269 Shares held for the account of Blackwell Account;
(H)	16,746 Shares held for the account of Crested Crane;
(I)	19,391 Shares held for the account of Flamingo Fund;
(J)	70,512 Shares held for the account of Gallopavo;
(K)	74,037 Shares held for the account of Roadrunner Fund;
(L)	102,252 Shares held for the account of Sandpiper Fund; and

SCHEDULE 13D

Page 6 of 9 Pages

(M)	113 Shares and 1,251 Shares obtainable upon conversion of Class B Shares held directly by CPMG.

As of the date of filing of the initial Schedule 13D, Mr. McGaughy may have been deemed to be the beneficial owner of 2,803,308 Shares (approximately 30.3% of the total number of Shares outstanding).  This amount included 1,205,171 Shares and 1,598,137 Shares obtainable upon conversion of Class B Shares, held as follows:
(A)	2,407,703 Shares beneficially owned by CPMG, over which Mr. McGaughy and Mr. Traweek share voting and investment control;
(B)	25,004 Shares and 278,309 Shares obtainable upon conversion of Class B Shares held by Mr. McGaughy, over which he has sole voting and investment control;
(C)	4,591 Shares and 51,095 Shares obtainable upon conversion of Class B Shares held by Lagos Trust, of which Mr. McGaughy is trustee and has shared voting and investment control with Emily M. McGaughy;
(D)	280 Shares and 3,109 Shares obtainable upon conversion of Class B Shares held by Traweek Children’s Trust, of which Mr. McGaughy is trustee and has sole voting and investment control; and
(E)
2,739 Shares and 30,478 Shares obtainable upon conversion of Class B Shares held in escrow for a charitable donee by American Stock Transfer & Trust Company, LLC, of which Mr. McGaughy has sole voting control and shared investment control with the donee.

As of the date of filing of the initial Schedule 13D, Mr. Traweek may have been deemed to be the beneficial owner of 2,742,710 Shares (approximately 29.9% of the total number of Shares outstanding).  This amount included 1,200,176 Shares and 1,542,534 Shares obtainable upon conversion of Class B Shares, held as follows:
(A)	2,407,703 Shares beneficially owned by CPMG, over which Mr. Traweek and Mr. McGaughy share voting and investment control;
(B)	35 Shares and 380 Shares obtainable upon conversion of Class B Shares held by Mr. Traweek, over which he has sole voting and investment control;
(C)
16,645 Shares and 185,263 Shares obtainable upon conversion of Class B Shares held by JET Land & Cattle Company, Ltd., of which Mr. Traweek is the sole owner of the general partner and has sole voting and investment control;

(D)
7,056 Shares and 78,539 Shares obtainable upon conversion of Class B Shares held by 1 Thessalonians 5:18 Trust, of which Mr. Traweek is trustee and has shared voting and investment control with Emily W. Traweek;

(E)	572 Shares and 6,364 Shares obtainable upon conversion of Class B Shares held by Esme Grace McGaughy Trust, of which Mr. Traweek is trustee and has sole voting and investment control;
(F)	572 Shares and 6,364 Shares obtainable upon conversion of Class B Shares held by Mary Frances McGaughy Trust, of which Mr. Traweek is trustee and has sole voting and investment control; and
(G)
2,739 Shares and 30,478 Shares obtainable upon conversion of Class B Shares held in escrow for a charitable donee by American Stock Transfer & Trust Company, LLC, of which Mr. Traweek has sole voting control and shared investment control with the donee.

As of the date hereof, CPMG may be deemed to be the beneficial owner of 2,669,926 Shares (approximately 30.1% of the total number of Shares outstanding).  This amount includes 1,434,780 Shares and 1,235,146 Shares obtainable upon conversion of Class B Shares.  These Shares are held for the

SCHEDULE 13D

Page 7 of 9 Pages

following accounts:
(A)	160,265 Shares and 307,776 Shares obtainable upon conversion of Class B Shares held for the account of Kestrel Fund;
(B)	259,476 Shares and 12,826 Shares obtainable upon conversion of Class B Shares held for the account of Willet Fund;
(C)	11,076 Shares and 123,279 Shares obtainable upon conversion of Class B Shares held for the account of CD Fund;
(D)	94,875 Shares and 150,186 Shares obtainable upon conversion of Class B Shares held for the account of Mallard Fund;
(E)	333,021 Shares and 638,338 Shares obtainable upon conversion of Class B Shares held for the account of Yellow Warbler;
(F)	134 Shares and 1,490 Shares obtainable upon conversion of Class B Shares held for the account of Redbird Life Sciences Partners;
(G)	53,269 Shares held for the account of Blackwell Account;
(H)	30,939 Shares held for the account of Crested Crane;
(I)	35,811 Shares held for the account of Flamingo Fund;
(J)	130,232 Shares held for the account of Gallopavo;
(K)	136,727 Shares held for the account of Roadrunner Fund;
(L)	188,842 Shares held for the account of Sandpiper Fund; and
(M)	113 Shares and 1,251 Shares obtainable upon conversion of Class B Shares held directly by CPMG.

As of the date hereof, Mr. McGaughy may be deemed to be the beneficial owner of 3,065,531 Shares (approximately 33.2% of the total number of Shares outstanding).  This amount includes 1,467,394 Shares and 1,598,137 Shares obtainable upon conversion of Class B Shares, held as follows:
(A)	2,669,926 Shares beneficially owned by CPMG, over which Mr. McGaughy and Mr. Traweek share voting and investment control;
(B)	25,004 Shares and 278,309 Shares obtainable upon conversion of Class B Shares held by Mr. McGaughy, over which he has sole voting and investment control;
(C)	4,591 Shares and 51,095 Shares obtainable upon conversion of Class B Shares held by Lagos Trust, of which Mr. McGaughy is trustee and has shared voting and investment control with Emily M. McGaughy;
(D)	280 Shares and 3,109 Shares obtainable upon conversion of Class B Shares held by Traweek Children’s Trust, of which Mr. McGaughy is trustee and has sole voting and investment control; and
(E)
2,739 Shares and 30,478 Shares obtainable upon conversion of Class B Shares held in escrow for a charitable donee by American Stock Transfer & Trust Company, LLC, of which Mr. McGaughy has sole voting control and shared investment control with the donee.

As of the date hereof, Mr. Traweek may be deemed to be the beneficial owner of 3,004,933 Shares (approximately 32.7% of the total number of Shares outstanding).  This amount includes 1,462,399 Shares and 1,542,534 Shares obtainable upon conversion of Class B Shares, held as follows:
(A)	2,669,926 Shares beneficially owned by CPMG, over which Mr. Traweek and Mr. McGaughy share voting and investment control;
(B)	35 Shares and 380 Shares obtainable upon conversion of Class B Shares held by Mr. Traweek, over which he has sole voting and investment control;
(C)
16,645 Shares and 185,263 Shares obtainable upon conversion of Class B Shares held by JET Land & Cattle Company, Ltd., of which Mr. Traweek is the sole owner of the general partner and has sole voting and investment control;

SCHEDULE 13D

Page 8 of 9 Pages

(D)
7,056 Shares and 78,539 Shares obtainable upon conversion of Class B Shares held by 1 Thessalonians 5:18 Trust, of which Mr. Traweek is trustee and has shared voting and investment control with Emily W. Traweek;

(E)	572 Shares and 6,364 Shares obtainable upon conversion of Class B Shares held by Esme Grace McGaughy Trust, of which Mr. Traweek is trustee and has sole voting and investment control;
(F)	572 Shares and 6,364 Shares obtainable upon conversion of Class B Shares held by Mary Frances McGaughy Trust, of which Mr. Traweek is trustee and has sole voting and investment control; and
(G)
2,739 Shares and 30,478 Shares obtainable upon conversion of Class B Shares held in escrow for a charitable donee by American Stock Transfer & Trust Company, LLC, of which Mr. Traweek has sole voting control and shared investment control with the donee.

The beneficial ownership percentages reported herein were calculated in accordance with Rule 13d-3(d)(1)(i)(D) and are based on the sum of (1) the 7,643,401 Shares outstanding immediately following the IPO (based on information from the Issuer), and (2) the number of Shares the Reporting Person has the right to acquire upon conversion of their Class B Shares into Shares on a one-for-one basis.

(c) Except as set forth in Item 3 herein and as previously disclosed in the Schedule 13D, the Reporting Persons did not effect transactions in the Shares or Class B Shares in the sixty days before filing of the initial Schedule 13D.  In addition, the Reporting Persons have not effected transactions in the Shares or Class B Shares since the most recent filing of Amendment No. 2 to the Schedule 13D on July 1, 2016.

(d) Certain persons identified in Items 2 and 4 of the Schedule 13D are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons. Such interest of each of Yellow Warbler and Kestrel Fund relates to more than 5 percent of the class of Shares.

(e) This Item 5(e) is not applicable.

SCHEDULE 13D

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPMG, INC.

By:	/s/ John Bateman
	Name:	John Bateman
	Title:	Chief Operating Officer

R. KENT MCGAUGHY, JR.

/s/ R. Kent McGaughy, Jr.

JAMES W. TRAWEEK, JR.

/s/ James W. Traweek, Jr.

August 9, 2016

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).